Exhibit 99.1

Nexa Reports Second Quarter Exploration Results

Luxembourg, July 21, 2021 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) is pleased to provide today the drilling and assay results from the second quarter of 2021. This document contains forward-looking statements.

Summary

Nexa’s Mineral Exploration program for 2021 comprises a total of 111,000 meters of exploratory drilling, of which 26,533 meters were executed in the second quarter of 2021 through 21 operating drill rigs, totaling 44,404 meters of exploratory drilling in 1H21. The program in Peru accounts for 69,000 meters, in Brazil for 30,000 meters and in Namibia for 12,000 meters.

In Peru, 23,131 meters were drilled in 2Q21 with 14 rigs, totaling 33,998 meters in 1H21. At the Pasco Complex, the exploration was focused at the Sara Sur target in El Porvenir with thick and high grade new intersections. At Cerro Lindo, drilling in 2Q21 has remained focused at the Pucasalla target, aiming to expand the new VMS discovery at the site and near mine underground ore body expansion at orebody 9 and 5B.

In Brazil, 2,785 meters of exploratory drilling was executed with 5 rigs in 2Q21, totaling 7,555 meters in 1H21. At Aripuanã, exploratory drilling has been focused on northwest extension at Babaçu and new drilling continues to confirm a high-grade mineralization area.

In Namibia, 617 meters were drilled in 2Q21 with 2 rigs, totaling 2,851 meters in 1H21. Exploratory drilling was focused on exploratory targets at the Otavi and Namibia North projects.

2Q21 Mineral Exploration Highlights

▪	In Cerro Lindo, drilling results continue to confirm continuity of orebody 9 after 1,332 meters drilled with thick intersections such as 23 meters with 13.38% ZnEq and 17 meters with 7.79% ZnEq.
▪	The new discovery of VMS mineralization at the Pucasalla target located 4.5 kilometers northwest of the Cerro Lindo mine revealed thick intersections such as 24.9 meters with 5.66% ZnEq and 19.7 meters with 12.85% ZnEq.
▪	In El Porvenir, drilling activities continue to confirm lateral extensions of the Sara orebody. At Sara Sur, target thick intersections up to 42 meters @ 17.30% ZnEq were confirmed as a result of drilling.
▪	At Vazante Extremo Norte, the continuity of willemite mineralization was confirmed in a northwest Varginha parallel trend to the main orebody.
▪	In Morro Agudo, we have confirmed that the Bonsucesso mineralized zone extends at depth along a parallel southwestern trend.
▪	At Aripuanã, exploratory drilling continued at the deep northwest extension of Babaçu, confirming massive sulfide VMS mineralization. Highlight to drill hole BRAPD000080 along with a broad 400 meters interval including 147,1 meters with 5.61% ZnEq.
▪	At Hilarión, drilling confirmed two major orebodies at Hilarión Sur target, the southern extension of the Hilarion deposit. Continuity was confirmed over 180 meters in length, 500 meters in height and 6 to 25 meters in width after 7,218 meters drilled in 2Q21.

“During 2Q21, we have continued to produce significant results in all our brownfield exploration programs,” commented Jones Belther, Senior Vice-President Mineral Exploration & Technology. “We continue extending the Cerro Lindo ore bodies to the southeast with thick and high grade intersections in orebody 9 opening up a promising mineralized body extension and discovering new mineralized zones like Pucasalla. Pucasalla is the first relevant discovery north of Topará Creek and it opens up a new ground for resource definition and possible reserve increase and life of mine extension for Cerro Lindo. This mineralized body is completely blind at 400 meters vertical depth and it was spotted by geophysics (Quantec Titan electromagnetics survey). It is being outlined in one drill section hosted in a horizontal volcaniclastic rocks layer with a width greater than 250 meters with variable thickness of 5 meters up to 25 meters. The first assay results for Pucasalla are very encouraging, indicating a high-grade mineralized zone.

Exploration Report – 2Q21

At the Pasco complex, the Sara orebody continues to be extended to the north and south, with thick and high grade drill intersection in Sara Sur, and in San Gerardo open pit, we obtained several new positive drill intersections. In Vazante, the Varginha Norte trend is being extended to the north and at Morro Agudo/Bonsucesso, the parallel trend continues revealing positive results along strike and at depth.

In Aripuanã, the Babaçu NW confirmed thick intersections with good grades. In Hilarión, new drilling results are confirming thick and continuous bodies in the southern extension of the Hilarión deposit.

These results confirm Nexa is on the right path to grow and extend the mine life of our operations and increment resources of our project portfolio.”

Cerro Lindo

The exploration program in 2Q21 has been focused on extensions of known orebodies to the southeast of Cerro Lindo, and at the new VMS discovery at the Pucasalla target 4.5Km to the northwest of the mine. There are currently four operating drill rigs.

In 2Q21, a total of 9,766 meters of exploration drilling and 15,317 meters of infill drilling were executed totaling 15,091 meters and 28,531 meters, respectively, in 1H21. Exploration drilling included 2,598 meters in orebodies 9 and 5B; 6,163 meters in Pucasalla and 1,005 meters at Patahuasi Millay target located northeast of the mine.

The continuity of orebody 9 to the southeast was confirmed with hole PECLD05490, with 17.0m@4.79% Zn, 0.75% Pb, 84.14g/t Ag, 0.38% Cu and 23.0m@6.84% Zn, 1.96% Pb, 172.13g/t Ag, 0.85% Cu between 1850 and 1900 levels.

In the Pucasalla target we confirmed a new mineralized zone revealing positive intercepts in holes PECLD05465 with 19.7m@5.42% Zn, 6.16% Pb, 181.70g/t Ag; PECLD05519 with 5.0m@2.17% Zn, 1.81% Pb, 339.50g/t Ag; and PECLD05582 with 5.1m@7.96% Zn, 1.15% Pb, 108.29g/t Ag and 24.9m@2.90% Zn, 0.77% Pb, 89.95g/t Ag.

CERRO LINDO 2Q21 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	ZnEq%
PECLD05490	OB9	204.0	221.0	17.0	4.79	0.75	0.38	84.14	7.79
PECLD05490	OB9	280.0	303.0	23.0	6.84	1.96	0.85	172.13	13.38
PECLD05465	Pucasalla	581.8	601.5	19.7	5.42	6.16	0.10	181.70	12.85
PECLD05519	Pucasalla	605.6	610.7	5.0	2.17	1.81	0.02	339.50	9.58
PECLD05582	Pucasalla	539.5	544.6	5.1	7.96	1.15	0.14	108.29	11.04
PECLD05582	Pucasalla	556.8	581.7	24.9	2.90	0.77	0.25	89.95	5.66

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 3.0% Zinc Equivalent or assay results are pending. True widths of the mineralized intervals are unknown at this time.

For 3Q21, we plan to continue drilling the Pucasalla target from the surface. Underground exploration will continue in the southeast extension of orebody 9 and orebody 5B and exploratory drill holes towards Orcocobre deep northwest near the mine. The drilling program includes 7,400 meters in Pucasalla with three rigs, 2,700 meters at orebody 5B with one rig, and 1,800 meters at orebody 9 and Orcocobre Deep with one rig.

2

Exploration Report – 2Q21

388000 E
390000 E
392000 E
394000 E
+8558000 N
+8556000 N
+8554000 N
N
Plt-31
Plt-25
Plt-36
A
A'
Target Pucasalla
PUCASALLA
Qda Pucasalla
ORCOCOBRE
INCAHUASI BATHOLIT
Target Pucasalla Este
Qda Topará
Target Patahuasi Millay
OB12
ORCOCOBRE DEEP
CATAHUASI BATHOLIT
CERRO LINDO
OB5B
OB6
OB9
B
B'
0
500
1000
1500
2000
2021 drilling program
Surface drilling
Underground drilling
Cerro Lindo deposit
Incahuasi batholit
Catahuasi batholit
Volcanic rocks

A
A'
PLT. 25
2200 m.
2200 m.
2000 m.
2000 m.
1800 m.
PUCASALLA
MINERALIZED ZONE
5.1m@11.04 ZnEq%
19.7m@12.85 ZnEq%
5.0m@9.58 ZnEq%
24.9m@5.66 ZnEq%
PECLD05638
PECLD05615
PECLD05582
PECLD05465
PECLD05519
Rhyolite
Dacite
Andesite
2021 planned holes
2021 drilling
Historical drilling
0
200 m

3

Exploration Report – 2Q21

B
B'
2000 m.
1900 m.
1800 m.
1700 m.
1600 m.
Patahuasi Fault
17.0m@7.99 ZnEq%
23.0m@13.38 ZnEq%
PECLD05490
Cx. 302
Nv.1850
OB9
OB8
Dacite
Diorite
Granite
Fault
2021 planned holes
2021 drilling
Historical drilling
0
200 m

El Porvenir

The exploration drilling work was focused on extending the existing mineralized bodies along strike and at depth, and conducting exploration drilling on the Sara mineralized zone.

In 2Q21, a total of 6,147 meters of exploration drilling and 10,363 meters of infill drilling were executed totaling 8,739 meters and 18,109 meters, respectively, in 1H21. A total of 1,229 meters were drilled at Sara Norte in 2Q21 with one rig and 4,918 meters at Sara Sur and West extensions with two rigs.

Main intercepts during 2Q21 at Sara Norte confirmed the continuity of mineralization of precious metals including hole PEEPD01920 with 14.3m@144.61g/t Ag and 0.42 g/t Au. Drilling results at Sara Sur were confirmed with favorable results as shown by holes PEEPD01973 with 11.2m@3.32%Zn, 3.41%Pb, 170.32g/t Ag and 1.82g/t Au, and PEEPD02005 with 9.1m@3.24%Zn, 2.34%Pb, 73.21g/t Ag, 0.85 g/t Au and 42m@6.11%Zn, 8.15%Pb, 295.79g/t Ag and 0.97g/t Au.

EL PORVENIR 2Q21 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t	ZnEq%
PEEPD01920	Sara Norte	117.6	131.9	14.3	0.07	0.10	0.09	144.61	0.42	2.89
PEEPD01931	Sara Sur	149.2	164.0	14.8	0.26	0.38	0.08	146.25	1.09	3.31
PEEPD01970	Sara Sur	152.2	156.9	4.8	0.60	3.43	0.00	75.06	0.49	4.38
PEEPD01970	Sara Sur	251.1	256.0	4.9	1.57	1.57	0.01	74.76	0.37	4.07
PEEPD01973	Sara Sur	322.6	333.8	11.2	3.32	3.41	0.02	170.32	1.82	8.89
PEEPD01987	Sara Sur	267.9	272.1	4.2	0.65	2.53	0.01	103.22	0.30	4.34
PEEPD01997	Sara Sur	109.8	115.7	6.0	0.02	3.21	0.01	72.57	0.23	3.60
PEEPD01997	Sara Sur	130.8	136.1	5.3	0.01	1.89	0.02	86.26	0.26	2.94
PEEPD02005	Sara Sur	236.1	245.2	9.1	3.24	2.34	0.01	73.21	0.85	6.24
PEEPD02005	Sara Sur	328.7	370.7	42.0	6.11	8.15	0.01	295.79	0.97	17.30

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 2.5% Zinc Equivalent or assay results are pending. True widths of the mineralized intervals are unknown at this time.

4

Exploration Report – 2Q21

Underground holes
Surface holes
2021 drilling
Historical drilling
Sara orebody
Lateral extensions
Historical orebodies
Integración Target
Sara Norte Target
Sara orebody
Sara Sur target
A
B
N
0
500 m
366500
367000
367500
368000
368500
369000
8829500
8829000
8828500
8828000
8827500
8827000
8826500
8826000

5

Exploration Report – 2Q21

A
B
4000 m
3900 m
3800 m
3700 m
3600 m
3500 m
Sara orebody
Sara Sur target
9.1m @ 6.24% ZnEq
42.0m @ 17.30% ZnEq
PEEPD02005
Cover
Sandstone
Siltstone
Limestone
Sara orebody
Sara Sur
Fault
0
100 m

For 3Q21, the exploration is expected to focus on surface drilling to verify the continuity towards the south of the Sara orebody and to confirm continuity in deep areas (2,800 meters with one rig). At the Integración target, located 500 meters north of the Sara Norte target, we plan to proceed with underground drilling at the 3,300 level, testing mineralization in hydrothermal breccias and distal skarn (2,200 meters with one rig).

Atacocha

In 2Q21, 4,797 meters of infill drilling was executed at the San Gerardo open pit with one drill rig, totaling 6,313 meters in 1H21. The Chercher orebody, located 200 meters north of the open pit, continues to present favorable results as shown by hole PEATD01434 with 2.6m@19.88% Zn, 4.78%Pb, 281.46g/t Ag and 1.93 g/t Au. The Asunción orebody also presented favorable results as shown by hole PEATD01433 with 3.0m@2.50% Zn, 4.28%Pb, 132.25g/t Ag and 0.26 g/t Au.

ATACOCHA - SAN GERARDO - 2Q21 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t	ZnEq%
PEATD01433	ASUNCIÓN	149.4	152.4	3.0	2.50	4.28	0.06	132.25	0.26	9.75
PEATD01434	CHERCHER	91.7	94.3	2.6	19.88	4.78	0.40	281.46	1.93	33.84
PEATD01436	CHERCHER	187.8	195.3	7.5	1.27	1.80	0.03	35.10	0.13	3.89
PEATD01436	CHERCHER	292.4	299.3	6.9	4.28	3.28	0.18	116.75	0.18	10.17
PEATD01437	CHERCHER	107.0	108.0	1.0	2.59	1.63	0.02	69.03	0.21	5.95

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 3.0% Zinc Equivalent or assay results are pending. True widths of the mineralized intervals are unknown at this time.

For 3Q21, we expect to drill at Norte (880 meters) and continue drilling at Asunción (360 meters) and Chercher (900 meters) orebodies with one rig to confirm ore continuity at depth. We also plan to investigate other vein systems, like Rubí and Claudia, by way of drilling (720 meters).

6

Exploration Report – 2Q21

366800
367000
367200
367400
367600
8830400
8830200
8830000
8829800
N
Fault system13
Fault 1
OB Norte
OB Cuerpo
OB Chercher
OB Asunción
Veta Rubí
Veta Claudia
San Gerardo
Open Pit
0
200m
2021 completed holes
2021 planned holes
Ore bodies

SW
NE
+4400
+4400
Fault system13
+4300
+4300
+4200
+4200
+4100
PEATD01436
San Gerardo intrusive
Tectonic breccia
Conglomerate
Limestone
Sandstone
Ore bodies
Asunción orebody
0
200m
Plunge 00
Azimuth 318

7

Exploration Report – 2Q21

Hilarión

In 2Q21, 7,218 meters of exploratory drilling was completed at the Hilarión Sur target with seven rigs, aiming to confirm the southeast continuity of the Hilarión deposit. In 1H21, a total of 8,544 meters were drilled.

Drilling results for the quarter confirmed two major orebodies and other adjacent mineralized veins. Orebody A was confirmed over 180 meters in length, 500 meters in height and 6 to 20 meters thick, extending below 20 meters thick mineralized outcrops at surface. Results are highlighted by holes PEHILD000020 with 5.4m@2.65% Zn, 0.29% Pb, 21.21 g/t Ag and PEHILD000023 with 7.4m@4.99% Zn, 30.73 g/t Ag. Orebody B was confirmed over 180 meters in length, 550 meters in height and an average width of 25 meters. Results are highlighted by holes PEHILD000020 with 8.4m@6.43% Zn, 0.55% Pb, 78.66 g/t Ag and PEHILD000023 with 51.0m@3.30% Zn, 11.53 g/t Ag.

HILARION - 2Q21 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	ZnEq%
PEDHILD000018	Hilarion sur	202.2	210.7	8.5	2.55	0.52	0.02	33.22	3.67
PEDHILD000018	Hilarion sur	521.3	533.4	12.1	3.24	0.23	0.03	19.11	3.83
PEDHILD000018	Hilarion sur	554.5	560.9	6.4	5.65	0.29	0.02	20.75	6.31
PEDHILD000019	Hilarion sur	121.0	125.1	4.1	3.19	1.98	0.05	29.70	5.42
PEDHILD000019	Hilarion sur	257.5	262.5	5.0	1.28	1.54	0.47	108.09	4.79
PEDHILD000019	Hilarion sur	370.6	375.2	4.6	1.38	2.44	0.01	69.96	4.83
PEDHILD000020	Hilarion sur	151.4	173.7	22.3	2.16	1.19	0.03	27.38	3.70
Including	Hilarion sur	155.1	162.9	7.8	3.97	1.89	0.05	39.17	6.33
PEDHILD000020	Hilarion sur	210.5	215.9	5.4	2.65	0.29	0.04	21.21	3.32
PEDHILD000020	Hilarion sur	253.2	260.1	7.0	4.14	0.22	0.05	46.83	5.30
PEDHILD000020	Hilarion sur	344.1	360.4	16.3	3.77	0.57	0.02	48.49	5.25
Including	Hilarion sur	352.6	360.4	7.8	5.09	0.44	0.03	71.24	6.93
PEDHILD000020	Hilarion sur	367.7	376.1	8.4	6.43	0.55	0.08	78.66	8.52
PEDHILD000020	Hilarion sur	406.5	415.8	9.3	3.09	0.70	0.02	26.31	4.21
Including	Hilarion sur	410.8	415.2	4.4	5.53	0.49	0.03	20.82	6.36
PEDHILD000020	Hilarion sur	572.7	576.1	3.3	3.94	0.51	0.06	30.70	5.00
PEDHILD000020	Hilarion sur	705.9	712.8	6.9	3.64	0.03	0.01	4.77	3.76
PEDHILD000021	Hilarion sur	85.7	88.8	3.1	3.60	5.85	0.09	234.16	13.25
PEDHILD000021	Hilarion sur	264.8	277.5	12.8	5.30	0.37	0.04	58.45	6.82
Including	Hilarion sur	268.6	271.9	3.3	9.17	0.62	0.07	104.80	11.87
PEDHILD000021	Hilarion sur	337.3	343.0	5.7	3.18	0.21	0.04	23.85	3.85
PEDHILD000021	Hilarion sur	350.7	364.4	13.7	3.97	0.43	0.07	38.44	5.13
Including	Hilarion sur	357.0	360.9	3.9	6.41	0.95	0.12	72.30	8.69
PEDHILD000021	Hilarion sur	506.8	510.4	3.6	7.85	0.25	0.03	23.79	8.54
PEDHILD000021	Hilarion sur	516.5	519.7	3.2	4.91	0.05	0.01	12.43	5.21
PEDHILD000021	Hilarion sur	554.6	571.6	17.1	5.34	0.55	0.02	28.24	6.38
PEDHILD000022	Hilarion sur	283.2	286.3	3.2	3.11	0.07	0.00	16.71	3.52
PEDHILD000022	Hilarion sur	657.1	660.5	3.4	10.55	0.28	0.16	56.32	11.95
PEDHILD000023	Hilarion sur	223.1	242.8	19.7	4.12	1.26	0.10	46.52	6.12
Including	Hilarion sur	232.1	236.6	4.5	7.36	2.07	0.20	83.42	10.79
Including	Hilarion sur	239.2	242.8	3.6	7.57	1.59	0.16	76.80	10.47
PEDHILD000023	Hilarion sur	282.1	289.5	7.4	4.99	0.20	0.07	30.73	5.79
PEDHILD000023	Hilarion sur	487.2	493.2	6.0	2.77	0.34	0.02	14.71	3.36
PEDHILD000023	Hilarion sur	501.4	552.4	51.0	3.30	0.15	0.03	11.53	3.66
Including	Hilarion sur	505.7	509.4	3.7	9.38	0.46	0.02	21.99	10.22
Including	Hilarion sur	542.6	547.9	5.3	5.30	0.22	0.04	12.63	5.75
PEDHILD000023	Hilarion sur	563.8	575.7	12.0	4.45	0.19	0.02	10.50	4.82
Including	Hilarion sur	563.8	569.7	6.0	7.28	0.28	0.02	16.91	7.85

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 3.0% Zinc Equivalent or assay results are pending. True widths of the mineralized intervals are unknown at this time.

For 3Q21, we plan to complete the drilling campaign at Hilarión Sur target with an additional 4,444 meters to confirm the continuity at depth of outcropping Zn, Pb, Ag skarn mineralization.

8

Exploration Report – 2Q21

9

Exploration Report – 2Q21

Hilarión Sur
N
279800
280100
280400
280700
8895200
8894900
8894600
A
B
Limestone
Intrusive
Skarn
Mineralized Skarn
0
100m

10

Exploration Report – 2Q21

Vazante

The brownfield exploration at Vazante is targeting the expansion of existing mineralized zones and exploration of new areas to define new mineralized zones near the mine. In 2Q21, 18,885 meters of infill drilling and 1,417 meters of exploratory drilling in the Extremo Norte area were completed, totaling 34,096 meters and 2,280 meters, respectively, in 1H21.

At the Vazante Mine, we confirmed the continuity of the mineralization in the Extremo Norte area at depth in hole BRBVZEND000044 with three intersections: 4m@25% zinc visually estimated grade; 2.1m@20% zinc visually estimated grade; and 1.5m@12% zinc visually estimated grade, all three of them with pending results. The northeast and southwest continuity of the mineralized hydrothermal breccia was also confirmed through two new holes at the Varginha Norte trend.

280000
320000
8040000
8000000
7960000
N
Vazante Norte
Vazante mine
Carrapato
Vazante
Mata Preta
Vazante Sul
Sungen
0 10 km
Vazante mine
Other targets
Ground Gravimetry
Ground IP
305000
306000
307000
308000
8019000
8018000
8017000
8016000
8015000
BRBVZEND000040
5,90m @ 15,42% Zn
BRBVZEND000041
BRBVZEND000043
BRBVZEND000044
Varginha Norte
Extremo Norte
Vazante
0 1 km
2021 drilling
Planned holes
In progress
Completed

11

Exploration Report – 2Q21

For 3Q21, we intend to continue the extension drilling program at the Vazante Mine. Following the continuity of the Extremo Norte mineralization, exploratory drilling will focus on structures parallel to the Vazante fault. A total of 2,500 meters of drilling is planned for the Extremo Norte and Vazante mine extensions with two rigs. Exploratory drilling in the Sungem and other new targets are planned to be drilled later in 2021.

Morro Agudo

In 2Q21, a total of 1,117 meters of brownfield expansion drilling were carried out in the central zone of Bonsucesso with two rigs and 2,595 meters of infill drilling was carried out at the Morro Agudo mine, totaling 3,497 meters and 3,801 meters, respectively, in 2021. Brownfield drilling was behind schedule due to the replacement of a drilling contractor.

The main interceptions refer to Bonsucesso holes BRMAMBSCD000198 with 3.0m@3.30% Zn and 0.50% Pb and BRMAMBSCD000203 with 2.6m@3.90% Zn and 0.77% Pb, as shown below.

MORRO AGUDO 2Q21 MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	ZnEq%
BRMAMBSCD000198	Bonsucesso	285.0	288.0	3.0	3.30	0.50	3.61
BRMAMBSCD000203	Bonsucesso	465.4	468.0	2.6	3.90	0.77	4.37
BRMAMBSCD000204	Bonsucesso	371.0	373.9	2.9	2.44	0.59	2.80

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 3.0% Zinc Equivalent or assay results are pending. True widths of the mineralized intervals are unknown at this time.

For 3Q21, we plan to continue expansion brownfield drilling in the central Bonsucesso mineralized zone, totaling 3,700 meters with four rigs and 500 meters at other targets north of Bonsucesso.

309000
310000
311000
8109000
8108000
8107000
8106000
N
2021 planned holes
2021 completed holes
2020 drill holes
Historical drilling
2021 drilling target
Fault
Mineralized zone
Dolomite
Black shale
0
1 Km

12

Exploration Report – 2Q21

Aripuanã

In 2Q21, 251 meters of exploratory drilling was executed with one rig on the northwest extension of the Babaçu body, totaling 1,778 meters in 1H21. The drilling execution in the quarter was behind our original plan as we changed the drilling contractor.

Drillhole BRAPD000080 intercepted thick massive sulfide intersections in the Babaçu northwest extension in the first quarter of 2021 and positive assay results became available in 2Q21 including: 147.1m@5.61% ZnEq, 7.9m@3.82% ZnEq, 4.7m@4.02 ZnEq, 4.6m@17.39% ZnEq and 24.4m@4.21% ZnEq.

ARIPUANÃ 2Q21 - MAIN INTERSECTIONS
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Au g/t	Ag g/t	ZnEq%
BRAPD000080	Babaçu	471.6	618.7	147.1	3.89	1.45	0.02	0.03	31.46	5.61
Including	Babaçu	471.6	493.2	21.6	3.55	2.82	0.03	0.07	74.84	7.15
Including	Babaçu	534.8	569.8	35.1	10.18	3.41	0.03	0.07	50.70	13.77
Including	Babaçu	598.9	618.7	19.9	5.14	1.42	0.01	0.02	55.02	7.24
BRAPD000080	Babaçu	751.6	759.5	7.9	1.99	0.64	0.13	0.07	53.98	3.82
BRAPD000080	Babaçu	764.8	769.5	4.7	2.66	0.60	0.09	0.04	36.83	4.02
BRAPD000080	Babaçu	780.4	785.0	4.6	11.95	2.73	0.46	0.17	122.22	17.39
BRAPD000080	Babaçu	848.2	872.6	24.4	2.03	1.00	0.45	0.09	20.93	4.21
Including	Babaçu	862.8	872.6	9.8	2.63	1.82	0.95	0.18	36.92	6.86

Note: for further information on Zinc Equivalent calculation, please refer to Note 1 – Zinc Equivalent. Intervals with assays not reported here have no consistent samples > 3.0% Zinc Equivalent or assay results are pending. True widths of the mineralized intervals are unknown at this time.

For 3Q21, we will continue the extension drilling to the northwest of the Babaçu body, including 3,000 meters with two rigs.

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Exploration Report – 2Q21

224000
225000
226000
227000
228000
8889000
8888000
8887000
8886000
Arpa
Arex
Link
Ambrex
Babaçu
Massaranduba
A
B
ARIPUANÃ PROJECT
BRASÍLIA
Historical Drilling
Planned holes 2021
Proven + Probable Reserves
Measured + Indicated Resources
Inferred Resources
Babaçu Exploration Target
Babaçu NW Exploration Target
Other Exploration Targets

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Exploration Report – 2Q21

Namibia

In 2021, we intend to carry out greenfield prospecting work, scout exploratory drilling on new targets and infill drilling on current targets looking towards a Mineral Resources definition. A total of 4,900 soil samples, 1,200 meters of RAB drilling and 10,000 meters of diamond drilling are planned for Namibia’s exploratory program.

Otavi Project

Drilling resumed in late 2Q21 due to a change in the drilling contract where 476 meters of exploratory drilling was executed on target T27 with one rig. In 1H21, drilling totalled 2,710 meters. No drilling samples were taken in 2Q21. Assay results from hole NAOTVDD0087 drilled on target T13 during 1Q21 confirmed the interval of 6.3 meters with 0.70% Cu.

For 3Q21, we plan to complete 1,700 meters of exploratory drilling with one rig in the Otavi project, including 1,400 meters to test the eastern extension of target T13 and 300 meters on T27.

Namibia North Project

After the rainy season and due to postponement in mobilization for the new drilling contractor, drilling started in late 2Q21, where 141 meters of exploratory drilling was executed at the Hartebeestpoort target with one rig.

For 3Q21, we plan to complete 2,900 meters of exploratory drilling with two rigs in the Namibia North project, including 1,500 meters of drilling at Deblin, 1,000 meters of drilling at Hartebeestpoort target and 400 meters at other nearby targets.

Major exploratory activities for Namibia are summarized in the chart below.

3Q21 Mineral Exploration Program Summary

For 3Q21, the exploration program plans to produce a total of 33,444 meters of drilling with 25 drill rigs, including 19,144 meters with 14 rigs in Peru, 9,700 meters with 9 rigs in Brazil and 4,600 meters with 3 rigs in Namibia.

To support new target generation, Nexa has a comprehensive airborne and ground geophysics program for 2021 totaling 5,218 km of airborne geophysics in Peru and 120 km of ground geophysics in Namibia. At Cerro Lindo, we plan to fly 433 km of VTEM starting on 3Q21 over existing drilling targets and adjacent potential areas. At Hilarión, we plan to fly 1,348 km of airborne magnetics starting in 3Q21 to search for new drilling targets. At Florida Canyon, we plan to fly 1,503 km of airborne magnetics to investigate potential feeders for Zn, Pb, Ag mineralization starting in 3Q21.

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Exploration Report – 2Q21

Note 1 - Zinc Equivalent

For Zinc Equivalent parameters in all tables, forecast long-term metal prices are: Zn: US$ 2,869/t (US$1.30/lb), Pb: US$ 2,249/t (US$1.02/lb), Cu: US$ 7,427/t (US$3.37/lb), Ag: US$ 19,38/oz and Au: US$ 1,769/oz for Atacocha, El Porvenir and Aripuanã. Average resource metallurgical recoveries are: Cerro Lindo: Zinc (88.3%), Lead (70.0%), Copper (86.9%) and Silver (74,8%), El Porvenir: Zinc (89,5%), Lead (78,8%), Copper (14.3%) and Silver (77.5%), Atacocha op: Zinc (74,3%), Lead (85.0%), Copper (5.5%), Gold (64,4%) and Silver (76.5%), Hilarión: Zinc (81.0%), Lead (84.0%) and Silver (78.0%), Vazante: Zinc (85,6%), Lead (22.05%) and Silver (42.0%), Morro Agudo and Bonsucesso: Zinc (92.0%) and Lead (72.0%) and Aripuanã: Zinc (89.1%), Lead (83.0%), Copper (71.0%), Gold (67.0%) and Silver (75.2%).

Technical Information

Jose Antonio Lopes, FMausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects and a Nexa employee, has approved the scientific and technical information contained in this news release.

Further information, including key assumptions, parameters, and methods used to estimate Mineral Reserves and Mineral Resources of the mines and/or projects referenced in the tables above can be found in the applicable technical reports, each of which is available at www.sedar.com under Nexa’s SEDAR profile.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2020 and also one of the top five metallic zinc producers worldwide in 2020, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward looking statements. Our estimates and forward looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and/or mineral resources, mine life and our financial liquidity.

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Exploration Report – 2Q21

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Contact: Roberta Varella – Head of Investor Relations | ir@nexaresources.com

+55 11 3405-5601

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